Exhibit 99.1

Banco Santander Chile

3Q 2016 Earnings Report

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Santander

CONTACT INFORMATION
Robert Moreno	Tel: (562) 2320-8284
Manager, Investor Relations Department	Email: robert.moreno@santander.cl
Banco Santander Chile	Website: www.santander.cl
Bombero Ossa 1068, Piso 8 Santiago, Chile

SECTION 1: SUMMARY OF RESULTS1

9M16 ROE at 17.7%. Net contribution from business segments rises 16.6% YoY

In the nine-month period ended September 30, 2016 (9M16), Net income attributable to equity holders, totaled Ch$363,718 million (Ch$1.93 per share and US$1.17/ADR). The Bank’s ROE2 reached 17.7% in 9M16, in line with previous guidance.

Core business trends remained solid, with healthy loan growth, strong client margins, expanding fees, sound asset quality indicators and controlled cost growth. This propelled a 16.6% YoY increase in the Net contribution from our business segments3.

Net income was flat compared to 9M15 as this solid client trends were offset by extraordinary severance expenses, a lower inflation rate and a higher corporate tax rate.

3Q16 ROE at 17.7% despite a low annualized inflation rate

In the third quarter of 2016 (3Q16), Net income attributable to shareholders totaled Ch$121,979 million (Ch$0.65/share and US$0.39/ADR). The Bank’s ROE reached 17.7% in 3Q16 despite a relatively low annualized inflation rate of 2.4% in the period. Our current guidance is that the Bank can generate ROEs in the range 17-18% with a 3% annual inflation. Therefore, we are well inside our ROE range, despite the lower inflation rate in the quarter.

The Bank’s solid profitability in the quarter was mainly driven by the results from our business segments. Net contribution from our business segments in 3Q16 totaled Ch$154,353 million and increased 1.4% QoQ and 29.2% YoY.

1. The information contained in this report is unaudited and is presented in accordance with Chilean Bank GAAP as defined by the Superintendency of Banks of Chile (SBIF).

2. Return on Equity, ROE = Net income attributable to shareholders divided by average shareholders’ equity.

3. Net contribution from business segments: Net interest income + Net fee and commission income + Financial transactions, net - Provision expense - Operating expenses from our reporting segments. These results exclude our Corporate Center and the results from Financial Management, which includes, among other items, the impact of the inflation on results.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	2

Net income was up 4.9% compared to 2Q16 (2.2% lower excluding the one-time severance expenses reported in 2Q16) and decreased 5.6% compared to 3Q15. The lower quarterly inflation rate and the higher tax rate were the main factors that explain the lower results.

Loans up 1.8% QoQ and 6.2% YoY. Growth focused in segments with the highest profitability, net of risk

Total loans increased 1.8% QoQ and 6.2% YoY in 3Q16. The Bank continued to focus loan growth on segments with the highest profitability, net of risk. Loans to individuals increased 1.4% QoQ and 11.1% YoY. The Bank is focusing on expanding its loan portfolio in middle and high-income individuals, but with a more balanced growth between consumer and mortgage loans to boost overall spreads. As a result, consumer loan grew 1.7% QoQ and mortgage loans increased 1.8% QoQ. Consumer loan growth among middle and high-income earners grew 3.7% QoQ and 15.2% YoY, while in the low end of the market, consumer loans decreased 5.6% QoQ and 22.2% YoY. Loans to small and middle-sized enterprises, SMEs, also expanded at a healthy rate in the quarter, growing 1.7% QoQ (+9.3% YoY). In 3Q16, loans in the Middle-market accelerated QoQ and increased 2.9% (+1.5% YoY). In Global Corporate Banking, GCB, our wholesale banking unit, loans increased 0.9% QoQ, but decreased 9.2% YoY.

Strong liquidity levels leads to higher deposit spread

Total deposits decreased 1.0% QoQ and increased 6.9% YoY. Liquidity remained high in the quarter and our Liquidity Coverage Ratio (LCR) calculated under the new Chilean guidelines regarding liquidity reached 150% as of September 2016. The sound level of liquidity allowed the Bank to proactively shift customer funds from deposits to mutual funds in order to boost fee growth and improve the spread earned over deposit. As a result, Total customer funds (deposits plus mutual funds) managed by the Bank increased 0.8% QoQ and 8.7% YoY.

1. Deposit spread = spread earned over the Bank’s internal transfer rate including demand deposits

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	3

Core Capital ratio at 10.3% and BIS ratio of 13.2% in 3Q16

The Bank’s Core capital ratio4 reached 10.3% and the BIS ratio was 13.2% as of Sep. 30, 2016, both 40bp higher than in the same period of 2015, despite the higher payout ratio adopted temporarily this year. This was due to the Bank’s solid profitability levels and the control of RWA growth. The YoY growth of RWAs was 1.4% compared to 6.2% for loans.

Client net interest income up 8.1% in 3Q16. Client NIM rises to 4.9%

In 3Q16, Net interest income, NII, decreased 1.5% QoQ and 2.4% YoY. The Net interest margin, NIM5, reached 4.5% compared to 4.6% in 2Q16 and 4.9% in 3Q15. This decrease in NIM in the quarter was mainly due to the lower inflation. In 3Q16, the variation of the Unidad de Fomento (an inflation indexed currency unit), was 0.6% compared to 0.9% in 2Q16 and 1.5% in 3Q15. The Bank has more assets than liabilities linked to inflation. Therefore, margins fall when inflation decelerates and vice-versa.

This was partially offset by positive results from our Client net interest income6, which is NII from our business segments and excludes the impact of inflation. Client NII increased 3.4% QoQ and 8.1% YoY. Client NIMs7 reached 4.9% in 3Q16 compared to 4.8% in 2Q16 and 4.9% in 3Q15. This 10bp QoQ rise in Client NIMs was due to: (i) a higher yielding loan mix; and (ii) the proactive management of the Bank’s funding mix, which has led to an improvement in time deposit spreads.

4. Core Capital ratio = Shareholders’ equity divided by Risk-weighted Assets (RWA) according to SBIF BIS I definitions.

5. Net Interest margin, NIM: Net interest income, annualized, divided by average interest earning assets.

6. Client net interest income: NII from the Bank’s reporting segments that includes NII from the Retail, Middle-market and GCB segments, excluding GCB’s Treasury division. Non-client NII: NII from Bank’s inflation gap, the financial cost of hedging, the financial cost of the Bank’s structural liquidity position, NII from treasury positions and the interest expense of the Bank’s financial investments classified as trading, since NII from this portfolio is recognized as Financial transactions net.

7. Client NII divided by average loans.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	4

Sound asset quality indicators in the quarter

The Bank’s strategy of de-risking the asset mix continues to have a positive impact on asset quality. In 3Q16, the Non-performing loans (NPLs) ratio reached 2.1%, flat compared to 2Q16 and 40bp lower than in 3Q15. Total Impaired loans, a broader measure of asset quality that includes NPLs and renegotiated loans, improved 30bp QoQ to 5.9% and 70bp since the end of 3Q15. Total Coverage of NPLs (loan loss allowances over total loans) reached 145.9% in 3Q16 compared to 140.5% in 2Q16 and 114.0% in 3Q15.

Provision for loan losses increased 12.9% QoQ and decreased 8.2% YoY in 3Q16. The Cost of credit (provision expense over loans) in the quarter was 1.4% compared to 1.3% in 2Q16 and 1.7% in 3Q15. Provisions for loan losses for consumer loans increased 31.5% QoQ and 52.4% YoY in 3Q16. As mentioned in previous earnings reports, the Bank has been enforcing a strategy of lowering exposure to the low-end of the consumer loan market. This entailed an active policy of charging-off and bolstering coverage ratio in the lower income segment. The Coverage ratio of consumer NPLs reached 318.6% as of September 30, 2016. The Consumer loan NPL ratio increased 10bp QoQ to 2.2% and decreased 30bp YoY to 2.2%. The Impaired consumer loan ratio in 3Q16 was steady at 6.6% QoQ and improved 120bp YoY.

Provisions for loan losses for commercial loans decreased 23.4% QoQ and 50.1% YoY. Overall asset quality trends in commercial lending kept improving in the quarter. The Coverage ratio of commercial NPLs reached 141.9% as of September 2016.

Provisions for loan losses for residential mortgage loans recorded a reversal of Ch$1,423 million. This was mainly due to a positive evolution of recovery efforts. The Coverage ratio of mortgage NPLs also increased to 42.8% as of September 2016.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	5

Positive evolution of customer loyalty and satisfaction indicators is fueling fee growth

Net fee and commission income grew 0.9% QoQ and was down 0.5% YoY in 3Q16 (3.2% adjusted by an extraordinary item recorded in 3Q15). Fee income growth was up 7.2% in 9M16 compared to 9M15 in line with our guidance for the year. The Bank’s customer loyalty and satisfaction metrics continued to improve. Loyal individual customers (clients with >4 products plus minimum usage and profitability levels) in the high-income segment grew 9.3% YoY. Loyal Middle-market and SME clients grew 9.3% YoY. In addition, in October 2016, we achieved another landmark in our efforts to create a Bank that is Simple, Personal & Fair for our clients. The Bank closed the client satisfaction gap we maintained with our main peers. As of October, 77% of our clients rated us with top marks in client service, according to an independent survey conducted every April and October of each year. This improvement in customer service should be a key driver for continued growth of cross-selling and fee growth going forward

1. % of clients that rate the banks customer service 6-7 minus those that rate is 1-4 on a scale from 1-7, 7 being the best. Source: Adimark GfK

Costs under control. Operating expenses up 3.9% YoY and fall 0.7% QoQ in 3Q16

Operating expenses, excluding Impairment and Other operating expenses, grew 3.9% YoY and decreased 0.7% QoQ. As mentioned in the previous earning report, the Bank has been implementing several measures to lower cost growth to mid-single digits by year-end 2016. The QoQ decrease in costs is mainly due to these efforts. The YTD Efficiency ratio reached 42.1% in 9M16 compared to 40.6% in 9M15. The YTD Cost / Asset ratio was 1.9% as of 3Q16 compared to 2.0% in 9M15.

Personnel salaries and expenses increased 2.1% YoY in 3Q16, also the lowest growth rate in the last ten quarters. This rise was mainly due to the indexation of wages to CPI inflation, which in the last twelve months was 3.1%. The Bank has been reducing high-level management positions in order to mitigate personnel cost growth. Compared to 2Q16, personnel expenses fell 1.6%.

Administrative expenses increased 1.8% YoY. This growth was mainly driven by a rise in IT expenses partially offset by a reduction in the majority of the remaining administrative expense items. The bank has been reducing its brick-and-mortar branch network and increasing digital banking capabilities. In the last 12 months, the Bank has closed 11 branches and eliminated 150 unprofitable ATMs. An increase in transactions through channels such as internet, mobile and phone banking have replaced this. The effectiveness of the Bank’s CRM has also increased productivity. Compared to 2Q16, administrative expenses fell 0.1%.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	6

Banco Santander Chile: Summary of Quarterly Results

	Quarter			Change %
(Ch$ million)	3Q16	2Q16	3Q15	3Q16 / 3Q15	3Q16 / 2Q16
Net interest income	323,407	328,437	331,383	(2.4)%	(1.5)%
Net fee and commission income	64,424	63,872	64,745	(0.5)%	0.9%
Total financial transactions, net	40,689	27,860	40,550	0.3%	46.0%
Provision for loan losses	(94,211)	(83,436)	(102,619)	(8.2)%	12.9%
Operating expenses (excluding Impairment and Other operating expenses)	(170,832)	(172,051)	(164,470)	3.9%	(0.7)%
Impairment, Other operating income and expenses, net	(12,654)	(27,447)	(21,315)	(40.6)%	(53.9)%
Operating income	150,823	137,235	148,274	1.7%	9.9%
Net income attributable to shareholders of the Bank	121,979	116,300	129,254	(5.6)%	4.9%
Net income/share (Ch$)	0.65	0.62	0.69	(5.6)%	4.9%
Net income/ADR (US$)[1]	0.39	0.37	0.40	(1.0)%	5.3%
Total loans	26,868,375	26,400,548	25,297,582	6.2%	1.8%
Deposits	20,040,250	20,236,094	18,745,583	6.9%	(1.0)%
Shareholders’ equity	2,794,109	2,704,685	2,649,228	5.5%	3.3%
Net interest margin	4.5%	4.6%	4.9%
Efficiency ratio[2]	41.1%	43.8%	39.6%
Return on equity[3]	17.7%	17.1%	19.8%
NPL / Total loans[4]	2.1%	2.1%	2.5%
Coverage NPLs	145.9%	140.5%	114.0%
Cost of credit[5]	1.4%	1.3%	1.7%
Core Capital ratio[6]	10.3%	10.1%	9.9%
BIS ratio	13.2%	13.0%	12.8%
Branches	464	468	475
ATMs	1,406	1,484	1,556
Employees	11,557	11,653	11,604
1.	The change in earnings per ADR may differ from the change in earnings per share due to exchange rate movements. Earnings per ADR was calculated using the Observed Exchange Rate (Exchange rate for the last trading day of the quarter taken from the Central Bank of Chile) for each period.
2.	Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus other operating expenses.
3.	Return on equity: annualized quarterly net income attributable to shareholders divided by Average equity attributable to shareholders in the quarter. Averages calculated using monthly figures.
4.	NPLs: Non-performing loans: total outstanding gross amount of loans with at least one installment 90 days or more overdue.
5.	Cost of credit: annualized provision for loan losses divided by quarterly average total loans. Averages calculated using monthly figures.
6.	Core Capital ratio = equity attributable to shareholders divided by risk weighted assets (in accordance with SBIF BIS I definitions).

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	7

SECTION 2: YTD RESULTS BY REPORTING SEGMENTS

Net contribution from business segments rises 16.6% YoY in 9M16

Year to date results	As of September 30, 2016
(Ch$ million)	Retail banking[1]	Middle- market[2]	Global corporate banking[3]	Total segments[4]
Net interest income	694,905	181,262	70,180	946,347
Change YoY	6.7%	7.2%	9.2%	7.0%
Fee income	148,353	23,342	18,802	190,497
Change YoY	4.3%	9.0%	58.5%	8.5%
Core revenues	843,258	204,604	88,982	1,136,844
Change YoY	6.3%	7.4%	16.9%	7.3%
Financial transactions, net	15,907	14,565	44,042	74,514
Change YoY	42.4%	9.0%	14.6%	18.4%
Provision expense	(250,712)	(15,872)	2,856	(263,728)
Change YoY	14.9%	(16.1)%	—%	4.2%
Net operating profit[5]	608,453	203,297	135,880	947,630
Change YoY	3.8%	10.0%	37.9%	9.0%
Operating expenses[6]	(394,070)	(61,306)	(38,187)	(493,563)
Change YoY	1.4%	9.7%	6.8%	2.7%
Net contribution from business segment	214,383	141,991	97,693	454,067
Change YoY	8.5%	10.1%	55.6%	16.6%
1.	Retail consists of individuals and SMEs with annual sales below Ch$2,000 million.
2.	Middle-market is made up of companies with annual sales exceeding Ch$2,000 million. It also serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry with annual sales exceeding Ch$800 million.
3.	Global Corporate Banking, GCB: consists of foreign and domestic multinational companies with sales over Ch$10,000 million.
4.	Excludes the results from Corporate Activities.
5.	Net op. profit is defined as Net interest income + Net fee and commission income + Total financial transactions - provision for loan losses.
6.	Operating expenses = personnel expenses +administrative expenses + depreciation.

Net contribution from our business segments rose 16.6% YoY in 9M16 compared to the same period of 2015. These results exclude our Corporate Activities, which includes, among other items, the impact of inflation on results and the impact of movements in the exchange rate in our provision expense.

The net contribution from Retail banking increased 8.5% YoY. Core revenues (net interest income plus fees) increased 6.3% YoY driven by loan growth and improvements in customer loyalty. Provision expense in retail banking grew 14.9% YoY as the Bank continued to bolster the coverage ratio in mass consumer lending. Costs in this segment also decelerated and grew 1.4% YoY in 9M16, as productivity continued to rise.

Net contribution from the Middle-market increased 10.1% YoY in 9M16. Core revenues in this segment grew 7.4%. Net interest income increased 7.2% compared to a 1.5% YoY expansion in loan volumes in this segment. Fee growth remained strong, rising 9.0% YoY as cross-selling continued to improve. Asset quality in the middle market also improved, leading to a 16.1% decrease in provision expenses YoY.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	8

Net contribution from GCB rose 55.6% in 9M16. Core revenues increased 16.9% YoY driven by a 9.2% increase in net interest income despite an 9.2% decrease in loan volumes. The Bank’s strength in cash management services and financial advisory fees has driven income in this segment. In 9M16, 90% of all revenues were generated by non-lending businesses that do not consume capital. Provision expense totaled a reversal of Ch$2,856 million. Asset quality has improved in this segment throughout 2016.

SECTION 3: LOANS, DEPOSITS AND CAPITAL

LOANS

Loans up 1.8% QoQ and 6.2% YoY. Growth focused in segments with the highest profitability, net of risk

Loans by segment	Quarter ended,			Change, %
(Ch$ million)	Sep-16	Jun-16	Sep-15	Sep. 16 / 15	Sep. 16 / Jun. 16
Total loans to individuals[1]	14,463,154	14,257,390	13,019,293	11.1%	1.4%
SMEs	3,750,362	3,687,640	3,431,073	9.3%	1.7%
Retail banking	18,213,516	17,945,030	16,450,366	10.7%	1.5%
Middle-market	6,312,457	6,134,698	6,221,928	1.5%	2.9%
Global corporate banking	2,256,961	2,237,493	2,484,401	(9.2)%	0.9%
Total loans[2]	26,868,375	26,400,548	25,297,582	6.2%	1.8%
1.	Includes consumer loans, residential mortgage loans and other commercial loans to individuals.
2.	Total loans gross of loan loss allowances. Total loans include other non-segmented loans and includes interbank loans. See Note 3 of the Financial Statements.

Total loans increased 1.8% QoQ and 6.2% YoY in 3Q16. The Bank continued to focus loan growth on segments with the highest profitability, net of risk. Loans to individuals increased 1.4% QoQ and 11.1% YoY. The Bank is focusing on expanding its loan portfolio in middle and high-income individuals, but with a more balanced growth between consumer and mortgage loans to boost overall spreads. As a result, consumer loan grew 1.7% QoQ and mortgage loans increased 1.8% QoQ. Consumer loan growth among middle and high-income earners grew 3.7% QoQ and 15.2% YoY, while in the low end of the market, consumer loans decreased 5.6% QoQ and 22.2% YoY.

Loans by product	Quarter ended,			% Change
(Ch$ million)	Sep-16	Jun-16	Sep-15	Sep. 16 / 15	Sep. 16 / Jun. 16
Consumer loans	4,311,786	4,239,461	4,044,266	6.6%	1.7%
Residential mortgage loans	8,471,975	8,321,626	7,449,707	13.7%	1.8%

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	9

We expect in 2017 to see similar trends in the middle and high-income segments and a gradual recovery of loan growth in Santander Banefe, our mass consumer finance unit, as we anticipate to introduce our new distribution and client model for this segment in 2017.

As told, Residential mortgage loans expanded 1.8% QoQ and 13.7% YoY maintain the slight deceleration seen last quarter. As a reminder, this year residential projects, which obtain their building permits in 2016, are subject to the full VAT tax, which should slow the demand for mortgage loans. The Bank also continues to focus growth on mortgages with loan-to-values below 80%. Simultaneously, as the Bank’s long-term funding costs have come down, the profitability of mortgage loans has been rising.

Loans to SMEs also expended at a healthy rate in the quarter, growing 1.7% QoQ (9.3% YoY). A sound management of risk and a relevant rise in non-lending revenues are accompanying the growth of loans to SMEs and, therefore, this segment continues to contribute to the Bank’s ROEs despite slower economic growth.

In 3Q16, loans in the Middle-market accelerated QoQ and increased 2.9% QoQ (1.5% YoY). Despite the low growth on a YoY basis, in the quarter the Bank observed a reactivation of loan demand in this segment, in line with some early indicators that the Chilean economy is beginning to expand at a more rapid pace.

In GCB, loans increased 0.9% QoQ, but decreased 9.2% YoY. This segment generally has a volatile evolution of loan growth, due in part, to large transactions that are not necessarily recurring between one quarter and the next, which also tend to be short-term bridge loans or takedowns of credit lines. Specifically in the quarter, the Bank had a positive performance in project financing and other investment banking activities that boosted bridge loan operations and generate positive fee growth with minimal capital consumption. It is important to point out that close to 90% of net revenues in this segment come from non-lending activities, mainly cash management, fees and treasury services.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	10

FUNDING

Strong liquidity levels leads to higher deposit spread

Deposits	Quarter ended,			% Change
(Ch$ million)	Sep-16	Jun-16	Sep-15	Sep. 16 / 15	Sep. 16 / Jun. 16
Demand deposits	6,913,452	7,238,303	6,644,367	4.0%	(4.5)%
Time deposits	13,126,798	12,997,791	12,101,216	8.5%	1.0%
Total deposits	20,040,250	20,236,094	18,745,583	6.9%	(1.0)%
Mutual Funds[1]	5,269,815	4,881,450	4,543,717	16.0%	8.0%
Total customer funds	25,310,065	25,117,544	23,289,300	8.7%	0.8%
Bonds	6,889,770	6,369,956	6,212,429	10.9%	8.2%
Adjusted loans to deposit ratio[2]	100.4%	99.0%	104.4%
Local LCR[3]	150%	—%	—%
1.	Banco Santander Chile is the exclusive broker of mutual funds managed by Santander Asset Management S.A. Administradora General de Fondos, a subsidiary of SAM Investment Holdings Limited.
2.	(Loans – portion of mortgages funded with long-term bonds) / (Time deposits + demand deposits). The Bank’s mortgage loans are mainly fixed-rate long-term loans that we mainly finance with matching long-term funding and not with short-term deposits. For this reason, to calculate this ratio, we subtract residential mortgage loans in the numerator of our ratio.
3.	LCR: Liquidity Coverage Ratio calculated under the new Chilean guidelines regarding liquidity.

Total deposits decreased 1.0% QoQ and increased 6.9% YoY. Time deposits increased 1.0% QoQ and 8.5% YoY. Non-interest bearing demand deposits decreased 4.5% QoQ and increased 4.0% YoY. Total deposit growth came from our customer segments as well as wholesale deposits from institutional sources. Liquidity remained high in the quarter and our Liquidity Coverage Ratio (LCR) calculated under the new Chilean guidelines regarding liquidity reached 150% as of September 2016.

The sound level of liquidity allowed the Bank to: (i) proactively shift customer funds from deposits to mutual funds brokered by us (and managed by a sister company). Mutual funds brokered by the Bank increased 8.0% QoQ and 16.0% YoY, which boosted fee income. As a result, Total customer funds (deposits plus mutual funds) managed by the Bank increased 0.8% QoQ and 8.7% YoY; (ii) improve deposit spreads. A central focus of the Bank in 2016 has been to improve the funding mix. In the quarter, the Bank fine-tuned its pricing policy of deposits, resulting in a deceleration of deposit growth, but with an increase in the spread earned over deposits. This has helped to improve client margins despite the shift in the loan mix to less risky / lower yielding assets.

In the quarter, local pension funds experienced strong flows to their fixed income funds. The Bank took advantage of this momentum and issued the equivalent of US$854mn in local long-term bonds. These funds are used to finance the growth of our fixed-rate mortgage loan book, which has an average duration of 6 years. This way we increased the spread earned on mortgage loans, while maintaining solid levels of structural liquidity. This also demonstrates that when the cost of issuing bonds abroad rises, we have access to ample liquidity in the local market at attractive rates.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	11

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

YTD ROE at 17.7%. Core Capital ratio at 10.3% and BIS ratio of 13.2% in 3Q16

Equity	Quarter ended,			Change, %
(Ch$ million)	Sep-16	Jun-16	Sep-15	Sep. 16 / 15	Sep. 16 / Jun. 16
Capital	891,303	891,303	891,303	0.0%	0.0%
Reserves	1,640,112	1,640,112	1,527,893	7.3%	0.0%
Valuation adjustment	8,091	4,053	(25,535)	(131.7)%	99.6%
Retained Earnings:	254,603	169,217	255,567	(0.4)%	50.5%
Retained earnings prior periods	-	-	-	—%	—%
Income for the period	363,718	241,739	365,095	(0.4)%	50.5%
Provision for mandatory dividend	(109,115)	(72,522)	(109,528)	(0.4)%	50.5%
Equity attributable to equity holders of the Bank	2,794,109	2,704,685	2,649,228	5.5%	3.3%
Non-controlling interest	31,720	31,021	34,413	(7.8)%	2.3%
Total Equity	2,825,829	2,735,706	2,683,641	5.3%	3.3%
Quarterly ROE	17.7%	17.1%[1]	19.8%
YTD ROE	17.7%	17.7%[1]	18.7%
1.	18.1% when adjusted for one-time severance expense recognized in 2Q16 of Ch$10,789 million (pre-tax).

Shareholders’ equity totaled Ch$2,794,109 million as of September 30, 2016. In 3Q16 and YTD, the Bank’s ROE reached 17.7%. The Bank’s Core capital ratio8 reached 10.3% and its BIS ratio9 was 13.2% as of Sep. 30, 2016, both 40bp higher than in the same period of 2015, despite the higher payout ratio adopted temporarily this year. This was due to the Bank’s solid profitability levels and the control of RWA growth. The YoY growth of RWA was 1.4% compared to 6.2% for loans.

Capital Adequacy	Quarter ended,			Change %
(Ch$ million)	Sep-16	Jun-16	Sep-15	Sep. 16 / 15	Sep. 16 / Jun. 16
Tier I (Core Capital)	2,794,109	2,704,685	2,649,228	5.5%	3.3%
Tier II	786,936	781,772	765,342	2.8%	0.7%
Regulatory capital	3,581,045	3,486,457	3,414,570	4.9%	2.7%
Risk weighted assets	27,130,807	26,876,728	26,762,555	1.4%	0.9%
Tier I (Core Capital) ratio	10.3%	10.1%	9.9%
BIS ratio	13.2%	13.0%	12.8%

8. Core Capital ratio = Shareholders’ equity divided by Risk-weighted Assets (RWA) according to SBIF BIS I definitions.

9 BIS ratio: Regulatory capital divided by RWA.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	12

SECTION 4: ANALYSIS OF QUARTERLY INCOME STATEMENT

NET INTEREST INCOME

Client net interest income up 8.1% in 3Q16. Client NIM rises to 4.9%

Net Interest Income / Margin	Quarter			Change %
(Ch$ million)	3Q16	2Q16	3Q15	3Q16 / 3Q15	3Q16 / 2Q16
Client net interest income	324,062	313,527	299,753	8.1%	3.4%
Non-client net interest income	(655)	14,910	31,630	(102.1)%	(104.4)%
Net interest income	323,407	328,437	331,383	(2.4)%	(1.5)%
Average interest-earning assets	28,979,918	28,628,066	26,960,710	7.5%	1.2%
Average loans from reporting segments[1]	26,550,078	25,980,828	24,681,542	7.6%	2.2%
Avg. net gap in inflation indexed (UF) instruments[2]	4,775,546	4,761,448	3,428,194	39.3%	0.3%
Interest earning asset yield[3]	7.4%	7.8%	8.5%
Cost of funds[4]	3.3%	3.6%	4.0%
Client net interest margin[5]	4.9%	4.8%	4.9%
Net interest margin (NIM)[6]	4.5%	4.6%	4.9%
Quarterly inflation rate[7]	0.6%	0.9%	1.5%
Central Bank reference rate	3.50%	3.50%	3.00%
1.	Average loans from business segments. Excludes loans not assigned to any business segment
2.	The average quarterly difference between assets and liabilities indexed to the Unidad de Fomento (UF), an inflation indexed unit.
3.	Interest income divided by average interest earning assets.
4.	Interest expense divided by sum of average interest bearing liabilities and demand deposits.
5.	Annualized Client Net interest income divided by average loans.
6.	Annualized Net interest income divided by average interest earning assets.
7.	Inflation measured as the variation of the Unidad de Fomento in the quarter.

In 3Q16, Net interest income, NII, decreased 1.5% QoQ and 2.4% YoY. The Net interest margin, NIM reached 4.5% compared to 4.6% in 2Q16 and 4.9% in 3Q15. In order to improve the explanation of margins, we have divided the analysis of Net interest income between Client net interest income and Non-client net interest income10.

Client NII. In 3Q16, Client NII increased 3.4% QoQ and 8.1% YoY. Average loans from reporting segments increased 2.2% QoQ and 7.6% YoY. Client NIMs (defined as Client NII divided by average loans), which excludes the impact of inflation, reached 4.9% in 3Q16 compared to 4.8% in 2Q16 and 4.9% in 3Q15. This 10bp QoQ rise in client NIMs compared to both periods was due to: (i) higher yielding loan mix. Even though the Bank continues to reduce its exposure to the mass consumer market, total retail lending outstripped corporate loan growth, bolstering margins; and (ii) as mentioned in the Funding Section, the proactive management of the Bank’s funding mix has led to higher time deposit spreads, improving client margins in all segments.

10. Client Net interest income: NII from the Bank’s reporting segments that includes NII from the Retail, Middle-market and GCB segments, excluding GCB’s Treasury division. Non-client NII: NII from Bank’s inflation gap, the financial cost of hedging, the financial cost of the Bank’s structural liquidity position, NII from the available for sale portfolio and the interest expense to fund the Bank’s trading investment portfolio. The interest from the Bank’s financial investments classified as trading are recognized as Financial transactions net.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	13

Non-client NII. In 3Q16, the variation of the Unidad de Fomento (an inflation indexed currency unit), was 0.6% compared to 0.9% in 2Q16 and 1.5% in 3Q15. The Bank has more assets than liabilities linked to inflation and, as a result, margins go up when inflation accelerates and vice-versa. The QoQ and YoY fall in Non-client NII was mainly due to the lower inflation rate. Currently our sensitivity to a 100 bp decline in inflation is a reduction of 15bp of NIM (and vice versa). At the same time, the Bank’s liabilities have a shorter duration than asset, so a 100bp fall in short-term interest rates would result in a 12bp rise in NIMs.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	14

ASSET QUALITY AND PROVISION FOR LOAN LOSSES

Sound asset quality indicators in the quarter

Provision for loan losses	Quarter			Change %
(Ch$ million)	3Q16	2Q16	3Q15	3Q16 / 3Q15	3Q16 / 2Q16
Gross provisions	(68,553)	(54,187)	(74,540)	(8.0)%	26.5%
Charge-offs[1]	(45,783)	(50,535)	(45,517)	0.6%	(9.4)%
Gross provisions and charge-offs	(114,336)	(104,722)	(120,057)	(4.8)%	9.2%
Loan loss recoveries	20,125	21,286	17,438	15.4%	(5.5)%
Provision for loan losses	(94,211)	(83,436)	(102,619)	(8.2)%	12.9%
Cost of credit[2]	1.4%	1.3%	1.7%
Total loans[3]	26,868,375	26,400,567	25,297,582	6.2%	1.8%
Total Loan loss allowances (LLAs)	812,707	795,405	727,899	11.7%	2.2%
Non-performing loans[4] (NPLs)	556,965	566,177	638,392	(12.8)%	(1.6)%
NPLs consumer loans	94,233	88,991	100,852	(6.6)%	5.9%
NPLs commercial loans	317,070	318,324	359,416	(11.8)%	(0.4)%
NPLs residential mortgage loans	145,662	158,862	178,124	(18.2)%	(8.3)%
Impaired loans[5]	1,594,267	1,645,082	1,678,153	(5.0)%	(3.1)%
Impaired consumer loans	282,709	278,756	354,753	(20.3)%	1.4%
Impaired commercial loans	918,918	953,733	939,530	(2.2)%	(3.7)%
Impaired residential mortgage loans	392,640	412,593	383,870	2.3%	(4.8)%
Risk Index[6] (LLA / Total loans)	3.0%	3.0%	2.9%
NPL / Total loans	2.1%	2.1%	2.5%
NPL / consumer loans	2.2%	2.1%	2.5%
NPL / commercial loans	2.3%	2.3%	2.6%
NPL / residential mortgage loans	1.7%	1.9%	2.4%
Impaired loans / total loans	5.9%	6.2%	6.6%
Impaired consumer loan ratio	6.6%	6.6%	8.8%
Impaired commercial loan ratio	6.7%	7.0%	6.8%
Impaired mortgage loan ratio	4.6%	5.0%	5.2%
Coverage of NPLs[7]	145.9%	140.5%	114.0%
Coverage of NPLs non-mortgage[8]	182.4%	179.2%	147.0%
Coverage of consumer NPLs	318.6%	306.7%	253.1%
Coverage of commercial NPLs	141.9%	143.6%	117.2%
Coverage of mortgage NPLs	42.8%	41.0%	28.8%
1.	Charge-offs corresponds to the direct charge-offs and are net of the reversal of provisions already established on charged-off loans.
2.	Annualized provision for loan losses / quarterly average total loans. Averages are calculated using monthly figures.
3.	Includes interbank loans.
4.	Total outstanding gross amount of loans with at least one installment 90 days or more overdue.
5.	Include: (a) for loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C6 and, (ii) the carrying amount of all loans to an individual client with at least one NPL (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan to that client is not performing or has been renegotiated.
6.	LLA / Total loans. Measures the percentage of loans that banks must provision for given their internal models and the SBIF’s guidelines.
7.	LLA / NPLs.
8.	LLA of commercial and consumer loans / NPLs of commercial and consumer loans.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	15

The Bank’s strategy of de-risking the asset mix continues to have a positive impact on asset quality. In 3Q16, the Non-performing loans (NPLs) ratio reached 2.1%, flat compared to 2Q16 and 40bp lower than in 3Q15. Total Impaired loans, a broader measure of asset quality that includes NPLs and renegotiated loans, improved 30bp QoQ to 5.9% and 70bp since the end of 3Q15. Total Coverage of NPLs reached 145.9% in 3Q16 compared to 140.5% in 2Q16 and 114.0% in 3Q15.

By product, the evolution of Provision for loan losses in 3Q16 was as follows:

Provision for loan losses	Quarter			Change %
(Ch$ million)	3Q16	2Q16	3Q15	3Q16 / 3Q15	3Q16 / 2Q16
Consumer loans	(68,131)	(51,819)	(44,703)	52.4%	31.5%
Commercial loans[1]	(27,503)	(35,889)	(55,078)	(50.1)%	(23.4)%
Residential mortgage loans	1,423	4,272	(2,838)	(150.1)%	(66.7)%
Provision for loan losses	(94,211)	(83,436)	(102,619)	(8.2)%	12.9%
1.	Includes provision for loan losses for contingent loans

Provision for loan losses increased 12.9% QoQ and decreased 8.2% YoY in 3Q16. The cost of credit in the quarter was 1.4% compared to 1.3% in 2Q16 and 1.7% in 3Q15. The QoQ rise in provision for loan losses was mainly due to higher provision expenses in consumer loans.

Provisions for loan losses for consumer loans increased 31.5% QoQ and 52.4% YoY in 3Q16. As mentioned in previous earnings reports, the Bank has been enforcing a strategy of lowering exposure to the low-end of the consumer loan market. This entailed an active policy of charging-off and bolstering coverage ratio in the lower income segment. The Coverage ratio of consumer NPLs reached 318.6% as of September 30, 2016. The Consumer loan NPL ratio increased 10bp QoQ to 2.2% and decreased 30bp YoY to 2.2%. The Impaired consumer loan ratio in 3Q16 was steady at 6.6% QoQ and improved 120bp YoY.

Provisions for loan losses for commercial loans decreased 23.4% QoQ and 50.1% YoY. Overall asset quality trends in commercial lending kept improving in the quarter. The commercial NPL ratio reached 2.3%, flat compared to 2Q16 and 30bp lower than in 3Q15. At the same time, the commercial impaired loan ratio fell to 6.7% in 3Q16 compared to 7.0% in 2Q16 and 6.8% in 3Q15. The Coverage ratio of commercial NPLs reached 141.9% as of September 2016.

Provisions for loan losses for residential mortgage loans recorded a reversal of Ch$1,423 million. This was mainly due to a positive evolution of recovery efforts. Recovery of mortgage NPLs increased 7.7% QoQ and 80.9% YoY and totaled Ch$3,030 million in the quarter. The Impaired mortgage loans ratio improved 40bp to 4.6% QoQ and 60bp YoY. The NPL ratio of mortgage loans decreased to 1.7% in 3Q16 from 1.9% in 2Q16 and 2.4% in 3Q15. The Coverage ratio of mortgage NPLs also increased to 42.8% as of September 2016.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	16

NET FEE AND COMMISSION INCOME

Positive evolution of customer loyalty and satisfaction indicators is fueling fee growth

Fee Income	Quarter			Change %
(Ch$ million)	3Q16	2Q16	3Q15	3Q16 / 3Q15	3Q16 / 2Q16
Retail banking[1]	49,048	50,251	51,512	(4.8)%	(2.4)%
Middle-market	7,820	7,787	7,824	(0.1)%	0.4%
Global corporate banking	6,249	5,973	4,548	37.4%	4.6%
Others	1,307	(139)	861	51.7%	—%
Total	64,424	63,872	64,745	(0.5)%	0.9%

1.	Includes fees to individuals and SMEs.

Net fee and commission income grew 0.9% QoQ and was down 0.5% YoY in 3Q16. As a reminder in 3Q15, the Bank recognized a one-time fee income of Ch$2.3 billion in the quarter due to a hike in the interbank fees charged for ATMs. Excluding this, YoY fee income grew 3.2% YoY. The Bank is also in the process of optimizing its ATM network, which has negatively affected fees but has a positive impact on costs and efficiency.

Other product lines in retail banking continued to grow at a healthy pace, led by insurance brokerage and asset management. Fee income in the rest of the Bank’s segments and products continued to grow in part due to greater product usage and customer loyalty and a recovery of fees in GCB. In GCB, the Bank has won a majority of the advisory and bridge financing services for the larger infrastructure projects being built in Chile. On a YTD basis, fee income is up 7.2% in 9M16 compared to the same period of 2015 and in line with guidance.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	17

By products, the evolution of fees was as follows:

Net fee and commission income	Quarter			Change %
(Ch$ million)	3Q16	2Q16	3Q15	3Q16 / 3Q15	3Q16 / 2Q16
Credit, debit & ATM card fees	11,769	14,428	13,734	(14.3)%	(18.4)%
Insurance brokerage	11,009	9,847	10,038	9.7%	11.8%
Asset management	9,927	9,240	9,533	4.1%	7.4%
Guarantees, pledges and other contingent operations	8,934	8,696	9,264	(3.6)%	2.7%
Checking accounts	7,819	7,953	7,459	4.8%	(1.7)%
Collection fees	7,556	7,836	8,383	(9.9)%	(3.6)%
Fees from brokerage and custody of securities	2,256	1,991	2,300	(1.9)%	13.3%
Other Fees[1]	5,154	3,881	4,034	27.8%	32.8%
Total fees	64,424	63,872	64,745	(0.5)%	0.9%
1.	Mainly includes fees from GCB related to financial advisory services

During the quarter, Santander Chile continued to make progress in improving client loyalty and customer satisfaction. As mentioned at the beginning of this report, in October 2016, we achieved another landmark in our efforts to create a Bank that is Simple, Personal & Fair for our clients. The Bank closed the client satisfaction gap we maintained with our main peers. As of October 77% of our clients rated us with top marks in client service, according to an independent survey conducted every April and October of each year.

This improvement in customer service should be a key driver for continued growth of cross-selling and fee growth going forward. Loyal individual customers (clients with >4 products plus minimum usage and profitability levels) in the high-income segment grew 9.3% YoY. Among Mid-income earners, loyal customers increased 3.9% YoY. Loyal Middle-market and SME clients grew 9.3% YoY.

1. Customers with 4 products plus a minimum profitability level and a minimum usage indicator. all differentiated by segment. 2. Mid-market & SMEs cross-selling differentiated by client size using a point system that depends on number of products, usage of products and income net of risk.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	18

TOTAL FINANCIAL TRANSACTIONS, NET

Total financial transactions, net	Quarter			Change %
(Ch$ million)	3Q16	2Q16	3Q15	3Q16 / 3Q15	3Q16 / 2Q16
Net income (expense) from financial operations[1]	(158,191)	45,706	(154,831)	2.2%	(446.1)%
Net foreign exchange gain[2]	198,880	(17,846)	195,381	1.8%	(1214.4)%
Total financial transactions, net	40,689	27,860	40,550	0.3%	46.0%
1.	These results include the realized gains of the Available for sale investment portfolio, realized and unrealized gains and interest revenue generated by Trading investments, gains or losses from the sale of charged-off loans and the realized gains (loss) or mark-to-market of derivatives.
2.	The results recorded as Foreign exchange gain mainly include the translation gains or losses of assets and liabilities denominated in foreign currency as well as from our hedge accounting derivatives.

Results from Total financial transactions, net was a gain of Ch$40,689 million in 3Q16, increasing 46.0% QoQ and 0.3% YoY. It is important to point out that the Bank does not run a significant foreign currency gap. The Bank’s spot position in foreign currency is hedged with derivatives that are either considered trading derivatives or hedge accounting derivatives. Derivatives that are considered trading are marked-to-market in net income from financial operations. Hedge accounting derivatives are mark-to-market together with the hedged item in net foreign exchange results. This distorts these line items, especially in periods of a strong appreciation or depreciation of the exchange rate.

In order to understand more clearly these line items, we present them by business area in the following table:

Total financial transactions, net	Quarter			Change %
(Ch$ million)	3Q16	2Q16	3Q15	3Q16 / 3Q15	3Q16 / 2Q16
Client treasury services	23,631	26,121	17,679	33.7%	(9.5)%
Non client treasury income[1]	17,058	1,739	22,871	(25.4)%	880.9%
Total financ. transactions, net	40,689	27,860	40,550	0.3%	46.0%
1.	Non client treasury income. These results include the income from sale of loans, including charged-off loans, interest income and the mark-to-market of the Bank’s trading portfolio, realized gains from the Bank’s available for sale portfolio and other results from our Financial Management Division.

Client treasury services revenues were down 9.5% QoQ and increased 33.7% YoY. This movement of client treasury revenues, which usually makes up the bulk of our treasuring income, reflects the demand on behalf of clients for treasury products mainly for their hedging needs or market making services.

Non-client treasury revenues increased 880.9% QoQ. This variation was mainly due to a recovery of the results from the credit value adjustment (CVA) of the derivatives portfolio. CVA is an estimation of the market value of counterparty credit risk embedded in derivatives.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	19

The lower YoY Non-client treasury income in 3Q16 compared to 3Q15 was mainly due to the appreciation of the peso in 3Q16 compared to depreciation in 3Q15. The Bank does not run significant foreign exchange risk, but uses various mechanisms to hedge FX risk. Some assets, liabilities are hedged with derivatives classified as trading and therefore, the result of the hedge is recognized in Financial transactions, net, but the change in value of the underlying element is recognized in another line item. In 3Q15, the 9% depreciation of the peso negatively affected our non-client margin and provision expense over loans denominated in foreign currency. The corresponding hedge was recognized in Non-client Treasury results with no significant impact on the Bank’s bottom line. In 3Q16, the peso appreciated 0.4% so this effect was not present in our PNL.

Long-term interest rates declined in the quarter. This resulted in a larger mark-to-market gain from the Bank’s fixed income portfolio, which is mainly comprised of Chilean Central Bank instruments.

OPERATING EXPENSES AND EFFICIENCY

Costs under control. Operating expenses up 3.9% YoY in 3Q16

Operating expenses	Quarter			Change %
(Ch$ million)	3Q16	2Q16	3Q15	3Q16 / 3Q15	3Q16 / 2Q16
Personnel salaries and expenses	(99,643)	(101,217)	(97,611)	2.1%	(1.6)%
Administrative expenses	(54,830)	(54,991)	(53,846)	1.8%	(0.3)%
Depreciation & amortization	(16,359)	(15,843)	(13,013)	25.7%	3.3%
Operating expenses[1]	(170,832)	(172,051)	(164,470)	3.9%	(0.7)%
Impairment of property, plant and equipment	(10)	(48)	0	—%	(79.2)%
Branches	464	468	475	(2.3)%	(0.9)%
Standard	278	278	276	0.7%	0.0%
Middle-market centers	8	8	5	60.0%	0.0%
Select	54	54	53	1.9%	0.0%
Banefe & other payment centers	124	128	141	(12.1)%	(3.1)%
ATMs	1,406	1,484	1,556	(9.6)%	(5.3)%
Employees	11,557	11,653	11,604	(0.4)%	(0.8)%
Efficiency ratio[2]	41.1%	43.8%	39.6%
YTD Efficiency ratio[2]	42.1%	42.7%	40.6%
YTD Cost / Assets[3]	1.9%	1.9%	2.0%
1.	Excluding Impairment and Other operating expenses.
2.	Efficiency ratio: Operating expenses as defined in Note 1 / Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income - Other operating expenses.
3.	Operating expenses as defined in Note 1, annualized / Total assets.

Operating expenses, excluding Impairment and Other operating expenses, grew 3.9% YoY and decreased 0.7% QoQ. As mentioned in the previous earning report, the Bank has been implementing several measures to lower cost growth to mid-single digits by year-end 2016. The QoQ decrease in costs is mainly due to these efforts. The YTD Efficiency ratio reached 42.1% in 9M16 compared to 40.6% in 9M15. The YTD Cost / Asset ratio was 1.9% as of 3Q16 compared to 2.0% in 9M15.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	20

Personnel salaries and expenses increased 2.1% YoY in 3Q16, also the lowest growth rate in the last ten quarters. This rise was mainly due to the indexation of wages to CPI inflation, which in the last twelve months was 3.1%. The Bank has been reducing high-level management positions in order to mitigate personnel cost growth.

Administrative expenses increased 1.8% YoY. This growth was mainly driven by a rise in IT expenses partially offset by a reduction in the majority of the remaining administrative expense items. The bank has been reducing its brick-and-mortar branch network and increasing digital banking capabilities. In the last 12 months, the Bank has closed 11 branches and eliminated 150 unprofitable ATMs. An increase in transactions through channels such as internet, mobile and phone banking have replaced this. The effectiveness of the Bank’s CRM has also increased productivity.

The Bank is also redesigning its branches with a new multi segment model. Currently, 32 branches have been remodeled to the new format, which is multi-segment with dedicated spaces for the different business segments (Select, SME Advance, Banefe, etc.). This new model has the advantage of being smaller, efficient and client friendly. These branches already lead the Bank’s productivity and client satisfaction indicators.

Amortization expenses increased 3.3% QoQ and 25.7% YoY. This rise was mainly due to the investment in software and digital banking the Bank is carrying out as part of our plan to improve productivity and efficiency.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	21

OTHER OPERATING INCOME, NET & INCOME TAX

Other operating income, net and Corporate tax	Quarter			Change %
(Ch$ million)	3Q16	2Q16	3Q15	3Q16 / 3Q15	3Q16 / 2Q16
Other operating income	3,984	4,611	361	1003.6%	(13.6)%
Other operating expenses	(16,628)	(32,010)	(21,676)	(23.3)%	(48.1)%
Other operating income, net	(12,644)	(27,399)	(21,315)	(40.7)%	(53.9)%
Income from investments in associates and other companies	1,076	641	705	52.6%	67.9%
Income tax income (expense)	(29,218)	(21,114)	(17,972)	62.6%	38.4%
Effective income tax rate	19.2%	15.3%	12.1%

Other operating income, net, totaled a loss of Ch$12,644 million in 3Q16. Other operating expenses in 2Q16 included a one-time charge of Ch$10,789 million in the quarter related to severance expenses, as part of the Bank’s efforts to control costs going forward. This explains the 53.9% QoQ decrease in the net loss from other operating income, net. Compared to 3Q15, the better net results from other operating income, net was due to lower provisions for contingencies.

Income tax expenses in 3Q16 totaled Ch$29,218 million and the effective tax rate reached 19.2%. The effective tax rate was 15.3% in 2Q16 and 12.1% in 3Q15. In 9M16, the Bank paid an effective tax rate of 18.0% compared to 16.0% in 9M15. The rise in the effective tax rate was mainly due to: (i) the higher statutory tax rate. The statutory corporate tax rate in 2016 increased to 24.0% compared to 22.5% in 2015 and; (ii) the lower inflation rate in 9M16 (+2.2%) compared to 9M15 (+2.9%), which results in a lower price level restatement charge to taxable income, since for tax purposes the Bank must readjust its capital for inflation.

YTD income tax[1] (Ch$ million)	Sep-16	Sep-15	Var. (%)
Net income before tax	445,477	443,380	0.5%
Statutory Tax rate	24.0%	22.5%	+1.5	pp
Income tax at statutory rate	(106,914)	(99,761)	7.2%
Price level restatement of capital[2]	22,934	22,417	2.3%
Tax benefits[3]	3,986	6,523	(38.9)%
Income tax	(79,994)	(70,821)	13.0%
Effective tax rate	18.0%	16.0%	12.5%
1.	This table is for informational purposes only. Please refer to note 12 in our interim financials for more details.
2.	For tax purposes, capital is indexed to CPI inflation. The statutory tax rate is applied over net income before tax adjusted for price level restatement.
3.	Mainly includes income tax credits from property taxes paid on leased assets as well as the impact from fluctuations in deferred tax assets and liabilities.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	22

SECTION 5: CREDIT RISK RATINGS

International ratings

The Bank has credit ratings from three leading international agencies.

Moody’s	Rating
Bank Deposit	Aa3/P-1
Baseline Credit Assessment	a2
Adjusted Baseline Credit Assessment	a2
Senior Unsecured	Aa3
Commercial Paper	P-1
Bank Deposit	Aa3/P-1

Standard and Poor’s	Rating
Long-term Foreign Issuer Credit	A
Long-term Local Issuer Credit	A
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1

Fitch	Rating
Foreign Currency Long-term Debt	A+
Local Currency Long-term Debt	A+
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Viability rating	a+

Local ratings:

Our local ratings, the highest in Chile, are the following:

Local ratings	Fitch Ratings	Feller Rate
Shares	1CN1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA	AA+

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	23

SECTION 6: SHARE PERFORMANCE

As of September 30, 2016

Ownership Structure:

Total Shareholder Return

Santander ADR vs. SP500

(Base 100 = 12/31/2015)

ADR price (US$) 9M16

9/30/16:	20.69
Maximum (6M16):	22.51
Minimum (6M16):	15.98

Market Capitalization: US$9,747 million

P/E 12month trailing*:	14.3
P/BV (9/30/16)**:	2.3
Dividend yield***:	5.3%

*	Price as of Sept. 30, 2016 / 12mth. earnings
**	Price as of Sept. 30, 2016 / Book value as of 09/30/16
***	Based on closing price on record date of last dividend payment.

Average daily traded volumes 9M16

US$ million

Total Shareholder Return

Santander vs IPSA Index

(Base 100 = 12/31/2015)

Local share price (Ch$) 9M16

9/30/16:	34.04
Maximum (6M16):	36.47
Minimum (6M16):	29.10

Dividends:

Year paid	Ch$/share	% of previous year’s earnings
2013:	1.24	60%
2014:	1.41	60%
2015:	1.75	60%
2016:	1.79	75%

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	24

ANNEX 1: BALANCE SHEET

Unaudited Balance Sheet	Sep-16	Sep-16	Dec-15	Sept. 16 / Dec. 15
Assets	US$ths	Ch$ million		% Chg.

Cash and deposits in banks	2,203,108	1,448,323	2,064,806	(29.9)%
Cash items in process of collection	1,210,198	795,584	724,521	9.8%
Trading investments	366,349	240,838	324,271	(25.7)%
Investments under resale agreements	0	0	2,463	(100.0)%
Financial derivative contracts	4,326,395	2,844,172	3,205,926	(11.3)%
Interbank loans, net	420,619	276,515	10,861	2445.9%
Loans and account receivables from customers, net	39,213,801	25,779,153	24,535,201	5.1%
Available for sale investments	4,321,246	2,840,787	2,044,411	39.0%
Held-to-maturity investments	-	-	-	—%
Investments in associates and other companies	35,598	23,402	20,309	15.2%
Intangible assets	86,462	56,840	51,137	11.2%
Property, plant and equipment	355,621	233,785	240,659	(2.9)%
Current taxes	-	-	-	—%
Deferred taxes	531,164	349,187	331,714	5.3%
Other assets	1,386,775	911,666	1,097,826	(17.0)%
Total Assets	54,457,335	35,800,252	34,654,105	3.3%

	Sep-16	Sep-16	Dec-15	Sept. 16 / Dec. 15
Liabilities	US$ths	Ch$ million		% Chg.
Deposits and other demand liabilities	10,516,355	6,913,452	7,356,121	(6.0)%
Cash items in process of being cleared	881,188	579,293	462,157	25.3%
Obligations under repurchase agreements	94,938	62,412	143,689	(56.6)%
Time deposits and other time liabilities	19,967,749	13,126,798	12,182,767	7.7%
Financial derivatives contracts	4,030,166	2,649,431	2,862,606	(7.4)%
Interbank borrowings	2,180,274	1,433,312	1,307,574	9.6%
Issued debt instruments	10,480,332	6,889,770	5,957,095	15.7%
Other financial liabilities	326,844	214,867	220,527	(2.6)%
Current taxes	14,350	9,434	17,796	(47.0)%
Deferred taxes	19,244	12,651	3,906	223.9%
Provisions	403,491	265,255	329,118	(19.4)%
Other liabilities	1,243,912	817,748	1,045,869	(21.8)%
Total Liabilities	50,158,842	32,974,423	31,889,225	3.4%

	Sep-16	Sep-16	Dec-15	Sept. 16 / Dec. 15
Equity	US$ths	Ch$ million		% Chg.
Capital	1,355,800	891,303	891,303	0.0%
Reserves	2,494,846	1,640,112	1,527,893	7.3%
Valuation adjustments	12,308	8,091	1,288	528.2%
Retained Earnings:	387,288	254,603	314,215	(19.0)%
Retained earnings from prior years	-	-	-	—%
Income for the period	553,267	363,718	448,878	(19.0)%
Minus: Provision for mandatory dividends	(165,980)	(109,115)	(134,663)	(19.0)%
Total Shareholders' Equity	4,250,242	2,794,109	2,734,699	2.2%
Non-controlling interest	48,251	31,720	30,181	5.1%
Total Equity	4,298,493	2,825,829	2,764,880	2.2%
Total Liabilities and Equity	54,457,335	35,800,252	34,654,105	3.3%

The exchange rate used to calculate the figures in dollars was Ch$657.40 / US$1

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: Robert.moreno@santander.cl	25

ANNEX 2: YTD INCOME STATEMENTS

YTD Income Statement Unaudited	Sep-16	Sep-16	Sep-15	Sept. 16 / 15
	US$ths.	Ch$ million		% Chg.

Interest income	2,450,128	1,610,714	1,536,313	4.8%
Interest expense	(982,654)	(645,997)	(599,778)	7.7%
Net interest income	1,467,473	964,717	936,535	3.0%
Fee and commission income	485,240	318,997	297,559	7.2%
Fee and commission expense	(194,265)	(127,710)	(119,079)	7.2%
Net fee and commission income	290,975	191,287	178,480	7.2%
Net income (expense) from financial operations	(444,454)	(292,184)	(345,914)	(15.5)%
Net foreign exchange gain	600,844	394,995	457,786	(13.7)%
Total financial transactions, net	156,390	102,811	111,872	(8.1)%
Other operating income	21,057	13,843	11,146	24.2%
Net operating profit before provisions for loan losses	1,935,896	1,272,658	1,238,033	2.8%
Provision for loan losses	(388,763)	(255,573)	(263,437)	(3.0)%
Net operating profit	1,547,133	1,017,085	974,596	4.4%
Personnel salaries and expenses	(446,953)	(293,827)	(278,102)	5.7%
Administrative expenses	(256,336)	(168,515)	(165,187)	2.0%
Depreciation and amortization	(70,805)	(46,547)	(37,793)	23.2%
Op. expenses excl. Impairment and Other operating expenses	(774,093)	(508,889)	(481,082)	5.8%
Impairment of property, plant and equipment	(145)	(95)	(20)	375.0%
Other operating expenses	(98,680)	(64,872)	(52,092)	24.5%
Total operating expenses	(872,918)	(573,856)	(533,194)	7.6%
Operating income	674,215	443,229	441,402	0.4%
Income from investments in associates and other companies	3,420	2,248	1,978	13.7%
Income before tax	677,635	445,477	443,380	0.5%
Income tax expense	(121,682)	(79,994)	(70,821)	13.0%
Net income from ordinary activities	555,952	365,483	372,559	(1.9)%
Net income discontinued operations	-	-	-	—%
Net income attributable to:
Non-controlling interest	2,685	1,765	7,464	(76.4)%
Net income attributable to equity holders of the Bank	553,267	363,718	365,095	(0.4)%

The exchange rate used to calculate the figures in dollars was Ch$657.40 / US$1

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: Robert.moreno@santander.cl	26

ANNEX 3: QUARTERLY INCOME STATEMENTS

Unaudited Quarterly Income Statement	3Q16	3Q16	2Q16	3Q15	3Q16 / 3Q15	3Q16 / 2Q16
	US$ths.	Ch$mn			% Chg.
Interest income	814,994	535,777	556,208	573,230	(6.5)%	(3.7)%
Interest expense	(323,045)	(212,370)	(227,771)	(241,847)	(12.2)%	(6.8)%
Net interest income	491,949	323,407	328,437	331,383	(2.4)%	(1.5)%
Fee and commission income	165,564	108,842	105,647	108,826	0.0%	3.0%
Fee and commission expense	(67,566)	(44,418)	(41,775)	(44,081)	0.8%	6.3%
Net fee and commission income	97,998	64,424	63,872	64,745	(0.5)%	0.9%
Net income (expense) from financial operations	(240,631)	(158,191)	45,706	(154,831)	2.2%	(446.1)%
Net foreign exchange gain	302,525	198,880	(17,846)	195,381	1.8%	-%
Total financial transactions, net	61,894	40,689	27,860	40,550	0.3%	46.0%
Other operating income	6,060	3,984	4,611	361	1003.6%	(13.6)%
Net operating profit before provisions for loan losses	657,901	432,504	424,780	437,039	(1.0)%	1.8%
Provision for loan losses	(143,308)	(94,211)	(83,436)	(102,619)	(8.2)%	12.9%
Net operating profit	514,592	338,293	341,344	334,420	1.2%	(0.9)%
Personnel salaries and expenses	(151,571)	(99,643)	(101,217)	(97,611)	2.1%	(1.6)%
Administrative expenses	(83,404)	(54,830)	(54,991)	(53,846)	1.8%	(0.3)%
Depreciation and amortization	(24,884)	(16,359)	(15,843)	(13,013)	25.7%	3.3%
Op. expenses excl. Impairment and Other operating expenses	(259,860)	(170,832)	(172,051)	(164,470)	3.9%	(0.7)%
Impairment of property, plant and equipment	(15)	(10)	(48)	0	-%	(79.2)%
Other operating expenses	(25,294)	(16,628)	(32,010)	(21,676)	(23.3)%	(48.1)%
Total operating expenses	(285,169)	(187,470)	(204,109)	(186,146)	0.7%	(8.2)%
Operating income	229,423	150,823	137,235	148,274	1.7%	9.9%
Income from investments in associates and other companies	1,637	1,076	641	705	52.6%	67.9%
Income before tax	231,060	151,899	137,876	148,979	2.0%	10.2%
Income tax expense	(44,445)	(29,218)	(21,114)	(17,972)	62.6%	38.4%
Net income from ordinary activities	186,615	122,681	116,762	131,007	(6.4)%	5.1%
Net income discontinued operations	-	-	-	-
Net income attributable to:		0	0	0
Non-controlling interest	1,068	702	462	1,753	(60.0)%	51.9%
Net income attributable to equity holders of the Bank	185,548	121,979	116,300	129,254	(5.6)%	4.9%

The exchange rate used to calculate the figures in dollars was Ch$657.40 / US$1

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: Robert.moreno@santander.cl	27

ANNEX 4: QUARTERLY EVOLUTION OF MAIN RATIOS AND OTHER INFORMATION

	Sep-15	Dec-15	Mar-16	Jun-16	Sep-16
(Ch$ millions)
Loans
Consumer loans	4,044,266	4,150,671	4,141,786	4,239,461	4,311,786
Residential mortgage loans	7,449,707	7,812,850	8,099,477	8,321,626	8,471,975
Commercial loans	13,717,101	13,326,359	13,452,772	13,602,948	13,807,911
Interbank loans	86,508	10,877	31,926	236,532	276,703
Total loans (including interbank)	25,297,582	25,300,757	25,725,961	26,400,567	26,868,375
Allowance for loan losses	(727,899)	(754,695)	(784,103)	(795,405)	(812,707)
Total loans, net of allowances	24,569,683	24,546,062	24,941,858	25,605,162	26,055,668

Loans by segment
Individuals	13,019,293	13,520,649	13,893,656	14,257,390	14,463,154
SMEs	3,431,073	3,514,058	3,589,801	3,687,640	3,750,362
Retail	16,450,366	17,034,707	17,483,457	17,945,030	18,213,516
Middle-market	6,221,928	6,006,282	6,065,108	6,134,698	6,312,457
Corporate	2,484,401	2,178,643	2,095,871	2,237,493	2,256,961
Total loans reporting segments	25,156,695	25,219,632	25,644,436	26,317,221	26,782,934
Other	140,887	81,125	81,525	83,346	85,441
Total loans (including interbank)	25,297,582	25,300,757	25,725,961	26,400,567	26,868,375

Deposits
Demand deposits	6,644,367	7,356,121	7,079,271	7,238,303	6,913,452
Time deposits	12,101,216	12,182,767	12,722,899	12,997,791	13,126,798
Total deposits	18,745,583	19,538,888	19,802,170	20,236,094	20,040,250
Loans / Deposits[1]	104.4%	98.6%	98.3%	99.0%	100.4%

Average balances
Avg. interest earning assets	26,960,710	27,198,485	27,801,471	28,628,066	28,979,918
Avg. Loans from reporting segments	24,681,542	25,188,164	25,432,075	25,980,870	26,550,078
Avg. assets	34,139,533	34,507,339	34,754,591	35,195,160	35,869,635
Avg. demand deposits	6,620,448	6,830,026	7,181,633	7,280,495	7,132,397
Avg equity	2,615,864	2,703,134	2,772,379	2,714,063	2,755,631
Avg. free funds	9,236,312	9,533,160	9,954,012	9,994,558	9,888,028

Capitalization
Risk weighted assets	26,762,555	26,457,597	26,608,992	26,876,727	27,130,807
Tier I (Shareholders' equity)	2,649,228	2,734,699	2,821,692	2,704,685	2,794,109
Tier II	765,342	803,517	773,581	781,772	786,936
Regulatory capital	3,414,570	3,538,216	3,595,272	3,486,457	3,581,046
Tier I ratio	9.9%	10.3%	10.6%	10.1%	10.3%
BIS ratio	12.8%	13.4%	13.5%	13.0%	13.2%

Profitability & Efficiency
Net interest margin (NIM)[2]	4.9%	4.7%	4.5%	4.6%	4.5%
Client NIM[3]	4.9%	4.8%	4.9%	4.8%	4.9%
Efficiency ratio[4]	39.6%	43.5%	41.6%	43.8%	41.1%
Costs / assets[5]	1.9%	2.1%	1.9%	1.9%	1.9%
Avg. Demand deposits / interest earning assets	24.6%	25.1%	25.8%	25.4%	24.6%
Return on avg. equity	19.8%	12.4%	18.1%	17.1%	17.7%
Return on avg. assets	1.5%	1.0%	1.4%	1.3%	1.4%
Return on RWA	1.9%	1.3%	1.9%	1.7%	1.8%

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: Robert.moreno@santander.cl	28

	Sep-15	Dec-15	Mar-16	Jun-16	Sep-16
Asset quality
Impaired loans[6]	1,678,153	1,669,341	1,642,087	1,645,082	1,594,267
Non-performing loans (NPLs)[7]	638,392	643,468	638,344	566,177	556,965
Past due loans[8]	374,349	364,771	353,610	340,761	336,337
Loan loss reserves	727,899	754,696	784,102	795,405	812,707
Impaired loans / total loans	6.6%	6.6%	6.4%	6.2%	5.9%
NPLs / total loans	2.5%	2.5%	2.5%	2.1%	2.1%
PDL / total loans	1.5%	1.4%	1.4%	1.3%	1.3%
Coverage of NPLs (Loan loss allowance / NPLs)	114.0%	117.3%	122.8%	140.5%	145.9%
Coverage of PDLs (Loan loss allowance / PDLs)	194.4%	206.9%	221.7%	233.4%	241.6%
Risk index (Loan loss allowances / Loans)[9]	2.9%	3.0%	3.0%	3.0%	3.0%
Cost of credit (prov expense annualized / avg. loans)	1.7%	2.4%	1.2%	1.3%	1.4%

Network
Branches	475	471	470	468	464
ATMs	1,556	1,536	1,529	1,484	1,406
Employees	11,604	11,723	11,793	11,653	11,557

Market information (period-end)
Net income per share (Ch$)	0.69	0.44	0.67	0.62	0.65
Net income per ADR (US$)	0.40	0.25	0.39	0.37	0.39
Stock price	31.54	31.79	32.57	31.92	34.04
ADR price	18.22	17.64	19.35	19.37	20.69
Market capitalization (US$mn)	8,584	8,310	9,116	9,126	9,747
Shares outstanding	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1
ADRs (1 ADR = 400 shares)	471.1	471.1	471.1	471.1	471.1

Other Data
Quarterly inflation rate[10]	1.5%	1.1%	0.7%	0.9%	0.6%
Central Bank monetary policy reference rate (nominal)	3.00%	3.25%	3.50%	3.50%	3.50%
Observed Exchange rate (Ch$/US$) (period-end)	691.73	707.34	675.10	661.49	659.08

1	Ratio =( Loans - mortgage loans) / (Time deposits + demand deposits)
2	NIM = Net interest income annualized divided by interest earning assets
3	Client NIM = Net interest income from reporting segments annualized over average loans
4	Efficiency ratio =(Net interest income+ net fee and commission income +financial transactions net + Other operating income +other operating expenses) divided by (Personnel expenses + admiinistrative expenses + depreciation). Excludes impairment charges
5	Costs / assets = (Personnel expenses + adm. Expenses + depreciation) / Total assets
6	Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.
7	Capital + future interest of all loans with one installment 90 days or more overdue.
8	Total installments plus lines of credit more than 90 days overdue
9	Based on internal credit models and SBIF guidelines. Banks must have a 100% coverage of risk index
10	Calculated using the variation of the Unidad de Fomento (UF) in the period

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: Robert.moreno@santander.cl	29